UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41647

Ohmyhome Limited

(Exact name of registrant as specified in its charter)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Share Purchase Agreement

On May 19, 2025, Ohmyhome Limited (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue up to 4,040,000 ordinary shares to the Investors at a purchase price of US$0.45 per share, in a registered direct offering (the “Offering”).

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-285637), which was declared effective on March 26, 2025 by the U.S. Securities and Exchange Commission (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around May 21, 2025. The closing of the Offering is expected to occur on or about May 21, 2025, subject to customary closing conditions.

The foregoing descriptions of the Purchase Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, a form of which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1 and incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares, nor shall there be any sale of ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Form 6-K and the exhibits to the Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333-285637), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2025

Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and co-Chief Executive Officer

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Exhibits Index

Exhibit No.	Description
5.1	Opinion of Conyers Dill & Pearman
10.1	Form of Share Purchase Agreement
23.3	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

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